

November 23, 2012

Via E-mail
Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30<sup>th</sup> Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People's Republic of China

      **Re:    China Nuokang Bio-Pharmaceutical Inc.**
             **Amendment No. 1 to Schedule 13E-3**
             **Filed November 13, 2012**
             **File No. 005-85245**

Dear Mr. Huang:

We have reviewed the amended filing and your correspondence dated November 13, 2012 and we have the following additional comments.

**Revised Preliminary Proxy Statement**

Shareholder Vote Required to Approve and Authorize the Merger Agreement and the Cayman Plan of Merger, page 3

1. We note your response to our prior comment 3. As requested, please disclose in this section and in the "Vote Required" section on page 52 the Board's unanimous recommendation.

How will our directors vote on the proposal to adopt the merger agreement? page 17

2. We note your response to our prior comment 6. Please reconcile the disclosure so that it is responsive to the revised heading. As currently written, the disclosure answers the question only as to Mr. Xue but not as to the other directors.

Background of the Merger, page 18

3. We note your response to our prior comment 9. Please clarify in the disclosure, if true, that Mr. Xue proposed not to condition the merger on a vote of the majority of the shareholders unaffiliated with the transaction.

4. We note your response to our prior comment 10. Please describe the decline in the trading price of the ADSs between early July and mid-September 2012.

Reasons for the Merger and Recommendation of the Independent Committee…, page 21

5.       We note your response to prior comment 12 and we reissue the comment with respect to the board's discussion of clause (vi) of Instruction 2 to Item 1014 of Regulation M-A. Please revise to expand the disclosure beyond the added statement that the board considered prices paid in previous purchases. Refer to Question Nos. 20 and 21 of Exchange Act Release No. 34-17719.

Certain Financial Projections, page 28

6.       We note your response to prior comment 16. Please revise to specify the actual estimates referenced on page 28.

Opinion of the Independent Committee's Financial Advisors, page 30

7.       We note your response to prior comment 21. Please revise the disclosure to specify the contingent portion of the fee paid to each advisor.

Discounted Cash Flow Analysis, page 41

8.       We note your response to our prior comment 24. The revised disclosure does not provide the industry average for the perpetuity growth rates and discount rates used in this analysis, and your response letter does not indicates such figures are unavailable. Please disclose this information or confirm in your response letter such information is unavailable.

Other Matters, page 41

9.       We note your response to prior comment 25 and the related revised disclosure. The disclosure responsive to Item 1015(b)(4) of Regulation M-A is the obligation of the filing persons, not that of Houlihan Lokey. If no material relationships existed during the past two years between Houlihan Lokey and its affiliates, on the one hand, and the Company and its affiliates on the other hand, involving the transactions described in the second sentence of the last paragraph of this section, please affirmatively so state without the qualifying language that "Houlihan Lokey is not currently aware" of any such funds or co-investors.

The Company's Net Book Value and Net Earnings, page 43

10.     We note your response to our prior comment 26 and we reissue it in part. You have not included information for the registrant's directors and executive officers other than Mr. Xue and Ms. Zhu in this discussion. Please further amend your disclosure to do so.

Please contact Scot Foley, Staff Attorney, at (202) 551-3383 or me at (202) 551-3444 if you have any questions. You may also contact me via facsimile at (202) 772-9203. Please forward all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry Hindin
Special Counsel